UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 1, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	1 June 2023

Release Number	11/23

REVIEW OF EMPLOYEE ALLOWANCES AND ENTITLEMENTS

BHP has identified issues with certain allowances and entitlements affecting a number of its current and former employees in Australia.

A preliminary review suggests that certain rostered employees across our Australian operations have had leave incorrectly deducted on public holidays since 2010. There are approximately 28,500 affected current and former employees with an average of 6 leave days in total that have been incorrectly deducted from affected employees over this 13 year period.

Initial investigations also suggest that OZ Minerals has been affected by a similar leave deduction issue before being acquired by BHP in May 2023.

In addition, BHP has identified that approximately 400 current and former employees at Port Hedland are entitled to additional allowances due to an error with the employment entity in their contract.

Based on currently available information, it is estimated that the cost of remediating the leave issue and the contracting issue will be up to US$280 million pre tax, incorporating on costs including associated superannuation and interest payments (BHP share). BHP is continuing to investigate and an update will be provided in our full year results in August.

Geraldine Slattery, President Australia said: “We are sorry to all current and former employees impacted by these errors. This is not good enough and falls short of the standards we expect at BHP. We are working to rectify and remediate these issues, with interest, as quickly as possible.”

Protiviti, a global assurance firm, has been engaged to conduct a thorough review of our payroll systems.

BHP will contact affected current and former employees regarding remediation as soon as possible and a dedicated hotline and website will be established to provide assistance from Friday.

BHP has self-reported to the Fair Work Ombudsman.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	John-Paul Santamaria
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: +61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandaz	Monica Nettleton
Mobile: +56 9 8229 5357	Mobile: +1 (416) 518-6293

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: June 1, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary